

16022300

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
Processing
Section
NOV 25 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2015 (MM/DD/YY) AND ENDING 9/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James & Associates, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Richard B. Franz II
Chief Financial Officer



Notary Public


ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2016

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. (the Company) as of September 30, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. as of September 30, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 22, 2016
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2016
(in thousands, except share and par value amounts)

Assets:		
Cash and cash equivalents	$	456,533
Cash segregated under federal and other regulations		4,410,209
Securities purchased under agreements to resell, at fair value		405,448
Securities owned, at fair value		700,287
Receivables:		
Brokerage clients, net		2,425,106
Securities borrowed		166,856
Broker-dealers and clearing organizations		91,064
Loans to financial advisors, net		644,639
Other receivables		336,516
Deposits with clearing organizations		180,075
Prepaid expenses and other assets		98,231
Property and equipment, net		273,903
Deferred income taxes, net		119,138
Goodwill and identifiable intangible assets, net		381,214
Total assets	$	10,689,219
Liabilities and stockholder's equity:		
Securities sold, not yet purchased, at fair value	$	312,684
Securities sold under agreements to repurchase, at fair value		193,229
Payables:		
Brokerage clients		5,441,474
Securities loaned		656,913
Brokers-dealers and clearing organizations		179,164
Other borrowings		33,391
Accrued compensation, commissions and benefits		381,583
Accrued expenses and other liabilities		143,352
Payables to affiliates		948,850
Income taxes payable		26,259
Total liabilities		8,316,899
Stockholder's equity:		
Common stock; $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares		108
Additional paid-in capital		1,486,937
Retained earnings		885,275
Total stockholder's equity		2,372,320
Total liabilities and stockholder's equity	$	10,689,219

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2016

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James & Associates, Inc. ("RJ&A," "we," "our," "ours" or "us") is a Florida corporation engaged in most aspects of securities distribution and investment banking, and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJ&A is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and is registered as a Municipal Advisor with the Municipal Securities Rulemaking Board ("MSRB"). We offer financial planning services for individuals and provide clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly owned subsidiary of RJF), and other affiliated entities and unaffiliated broker-dealers. We are a member of the New York Stock Exchange Euronext ("NYSE"), NYSE ARCA Options, NYSE MKT, NASDAQ, NASDAQ OMX PHLX, International Securities Exchange, Buenos Aires Stock Exchange, and the Chicago Stock Exchange. We are also a member of the Securities Industry and Financial Markets Association ("SIFMA"), Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). Through membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

During fiscal year 2016, we completed our acquisition of the U.S. Private Client Services unit of Deutsche Bank Wealth Management ("Alex. Brown"). See Note 3 for additional information on our acquisition activity during fiscal year 2016.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Cash segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. Segregated assets consist of cash and cash equivalents.

Repurchase agreements

We purchase securities under short-term agreements to resell ("Reverse Repurchase Agreements"). Additionally, we sell securities under agreements to repurchase ("Repurchase Agreements"). Both Reverse Repurchase Agreements and Repurchase Agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. Our policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the Reverse Repurchase Agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and collateral is obtained from or returned to the counterparty when contractually required. These Reverse Repurchase Agreements

may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Securities owned, securities sold but not yet purchased and fair value

Securities owned and securities sold but not yet purchased are recorded at fair value. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining the fair value of our securities in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when assumptions from market participants are not readily available, our own assumptions reflect those that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 - Securities included in Level 1 are highly liquid securities with quoted prices in active markets for identical assets or liabilities. These include equity securities traded in active markets and certain U.S. Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 - Securities reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar securities). Securities that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, certain asset-backed securities ("ABS"), certain collateralized mortgage obligations ("CMOs"), and certain mortgage-backed securities ("MBS").

Level 3 - Securities reported in Level 3 have little, if any, market activity and are measured using our best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Securities in this category generally include equity securities with unobservable inputs such as those investments made in our principal capital activities and certain non-agency ABS.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

We offset our long and short positions for a particular security recorded at fair value as part of our securities owned (long positions) and securities sold but not yet purchased (short positions), when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Valuation techniques

The fair value for certain of our securities is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of securities is a key determinant of the degree of judgment involved in determining the fair value of our securities. Securities for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than securities that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a security is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of securities, including certain CMOs, ABS, and certain collateralized debt obligations, to be volatile, uncertain or inactive as of September 30, 2016. As a result, the valuation of these securities included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The level within the fair value hierarchy, specific valuation techniques and other significant accounting policies pertaining to securities presented in our Statement of Financial Condition are described as follows.

Level 1 measures:

Trading securities and trading securities sold but not yet purchased ("Trading Securities") are comprised primarily of the financial instruments held by our broker dealer subsidiaries. These securities are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our Trading Securities. Such securities are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

Level 2 measures:

When Trading Securities are traded in secondary markets and quoted market prices do not exist for such securities, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the securities. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates and expected principal repayments and default probabilities. Securities valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency MBS, brokered certificates of deposit and restricted equity securities in public companies. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Level 3 measures:

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments, or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. For certain CMOs, where there has been limited activity or less transparency around significant inputs to the valuation, such as assumptions regarding performance of the underlying mortgages, these securities are currently classified within Level 3 of the fair value hierarchy.

Included within securities owned (or securities sold but not yet purchased) are to be announced ("TBA") security contracts with investors for generic MBS securities at specific rates and prices to be delivered on settlement dates in the future. These TBA's are entered into by us as a component of a hedging strategy, to hedge interest rate risk that it would otherwise be exposed to as part of a program its fixed income public finance operations offers to certain state and local housing finance agencies ("HFA"). Under this program, we enter into forward commitments to purchase Government National Mortgage Association ("GNMA") or Federal National Home Mortgage Association ("FNMA") MBS. The MBS securities are issued on behalf of various HFA clients and consist of the mortgages originated through their lending programs. Our forward GNMA or FNMA MBS purchase commitments arise at the time of the loan reservation for a borrower in the HFA lending program (these loan reservations fix the terms of the mortgage, including the interest rate and maximum principal amount). The underlying terms of the GNMA or FNMA MBS purchase, including the price for the MBS security (which is dependent upon the interest rates associated with the underlying mortgages) are also fixed at loan reservation. Upon acquisition of the MBS security, we typically sell such security in open market transactions as part of our fixed income operations. Given that the actual principal amount of the MBS security is not fixed and determinable at the date of our commitment to purchase, these forward MBS purchase commitments do not meet the definition of a "derivative instrument." These TBA securities are accounted for at fair value and are classified within Level 1 of the fair value hierarchy. The TBA securities may aggregate to either a net asset or net liability at any reporting date, depending upon market conditions. The offsetting purchase commitment is accounted for at fair value and is included in either other assets or other liabilities, depending upon whether the TBA securities aggregate to a net asset or net liability. The fair value of the purchase commitment is classified within Level 3 of the fair value hierarchy.

Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from our clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a receivable from our client is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in our Statement of Financial Condition. See Note 12 for additional information regarding this collateral.

We offer loans to financial advisors and certain key revenue producers, primarily for recruiting, transitional cost assistance and retention purposes. These loans are generally repaid over a five to eight year period. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for doubtful accounts. Of the gross balance outstanding, the portion associated with financial advisors who are no longer affiliated with us is approximately $7.1 million at September 30, 2016. Our allowance for doubtful accounts is approximately $1.2 million at September 30, 2016.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are generally required to deposit cash with the lender. With respect to securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. See Note 12 for additional information regarding this collateral.

Deposits with clearing organizations

Deposits with clearing organizations consist of deposits of cash or other short-term securities held by other clearing organizations or exchanges.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Identifiable intangible assets

Certain identifiable intangible assets we acquire such as customer relationships, trade names, developed technology, intellectual property, and non-compete agreements are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. GAAP does not provide for the amortization of indefinite-life intangible assets such as goodwill. Rather, these assets are subject to an evaluation of potential impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. This further analysis involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount.

In the course of our evaluation of the potential impairment of goodwill, we may perform either a qualitative or a quantitative assessment. Our qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, we assess qualitative factors to determine whether the existence of events or circumstances leads us to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if we conclude otherwise, then we perform a quantitative impairment analysis.

If we either choose not to perform a qualitative assessment, or we choose to perform a qualitative assessment but are unable to qualitatively conclude that no impairment has occurred, then we perform a quantitative evaluation. In the case of a quantitative assessment, we estimate the fair value of the reporting unit which the goodwill that is subject to the quantitative analysis is associated (generally defined as the businesses for which financial information is available and reviewed regularly by management) and compare it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, we estimate the fair value of all assets and liabilities of the reporting unit, including goodwill.

We have elected December 31 as our annual goodwill impairment evaluation date (see Note 10 for additional information regarding the outcome of our goodwill impairment assessments).

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters.

Share-based and other compensation plans

Certain employees participate in RJF's Stock Incentive Plan, which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 15 for further information.

As part of our acquisition of Alex. Brown, RJ&A assumed certain Deutsche Bank restricted stock unit ("DBRSU") awards, including the associated plan terms and conditions. The DBRSU awards contain performance conditions based on Deutsche Bank and subsidiaries attaining certain financial results and will ultimately be settled in Deutsche Bank AG ("DB") common shares, as traded on the New York Stock Exchange ("NYSE"), provided the performance metrics are achieved.

The portion of these awards that relate to past services performed by the award recipients before the acquisition of Alex. Brown represents consideration transferred in the business combination. The DBRSU obligation results in a derivative. The portion of these awards which relate to compensation for future services are a prepaid compensation asset which has a corresponding derivative liability. The DBRSU derivative liability is measured by applying the reporting period-end DB common share price to the DBRSU awards outstanding as of the end of such period. This computation is a Level 2 measure under the fair value hierarchy and the liability is included in accrued compensation, commissions, and benefits in our Statement of Financial Condition. See Note 15 for additional information on this compensation plan.

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For other such plans, including the Long Term Incentive Plan ("LTIP"), RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Statement of Financial Condition.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 13 for further information on our income taxes.

NOTE 3 – ACQUISITION

On September 6, 2016 (the "AB Closing Date"), we completed an acquisition of certain specified assets and the assumption of certain specified liabilities of Alex. Brown from Deutsche Bank Securities, Inc. As of the acquisition date, approximately 190 financial advisors with approximately $46.0 billion of client assets under administration joined a new Alex. Brown division of RJ&A. Alex. Brown is included in our Private Client Group reporting unit. For purposes of certain acquisition related financial reporting requirements, the Alex. Brown acquisition is not considered a material acquisition. We accounted for this acquisition under the acquisition method of accounting with the specific assets acquired and liabilities of Alex. Brown, we assumed recorded as of the acquisition date at their respective fair value in our Statement of Financial Condition.

Other items of note

After the Alex. Brown acquisition was finalized and as part of financial advisor retention programs, we funded approximately $233.0 million of retention loans to financial advisors who joined us at the closing date, with a final maturity date seven years from their date of issuance.

Under the terms of our purchase of Alex. Brown, in the event of the departure prior to March 7, 2017 of any former Alex. Brown financial advisor who became a continuing employee of RJ&A as of the AB Closing Date, depending upon the circumstances surrounding such departure, Deutsche Bank Securities, Inc. may owe a portion of the consideration they received on the AB Closing Date back to RJ&A. We accounted for this potentially refundable contingent consideration element of the purchase consideration at fair value as of the closing date.

As part of the acquisition of Alex. Brown we assumed certain liabilities, including DBRSU awards. The DBRSU awards contain performance conditions based on Deutsche Bank and subsidiaries attaining certain financial results and will ultimately be settled in DB common stock, as traded on the NYSE, provided the performance metrics are achieved (see Notes 2 and 15 for additional information). On the acquisition date, we also executed employment agreements with certain key members of the former Alex. Brown management team.

The terms in the Alex. Brown purchase agreement provided for a review, subsequent to the closing date, of the estimated amounts of net acquired assets compared to the actual closing date net assets acquired, with an adjustment of the purchase price either payable to the sellers (in the case of higher actual net assets than estimated at closing), or due from the sellers (in the case of lower actual net assets than estimated at closing). We anticipate these reviews to be completed, and any consideration to be transfered between the parties as a result of the outcome of the review during fiscal year 2017.

See Note 10 for information regarding the goodwill and identifiable intangible assets associated with this acquisition. See Note 14 for additional information regarding the contingent consideration associated with the Alex. Brown acquisition.

NOTE 4 – CASH AND CASH EQUIVALENTS, CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS

Our cash and cash equivalents, cash segregated under federal and other regulations and deposits with clearing organization balances are as follows:

	September 30, 2016 (in thousands)
Cash and cash equivalents in banks [(1)]	$ 456,533
Cash segregated pursuant to federal regulations [(2)]	4,410,209
Deposits with clearing organizations [(3)]	180,075
	$ 5,046,817

(1) As of September 30, 2016, our Parent has provided $827.7 million of cash to us (a portion of which is included in this balance) for investment purposes on their behalf or deployment in our normal business activities. See further discussion in Note 8.

(2) Consists of cash and cash equivalents maintained in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934. RJ&A, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in segregated reserve accounts for the exclusive benefit of our clients.

(3) Consists of deposits of cash and cash equivalents or other marketable securities held by other clearing organizations or exchanges. Deposits with clearing organizations to satisfy requirements at September 30, 2016 include $154.3 million in cash and $25.7 million in short-term securities.

NOTE 5 – FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis are presented below:

	September 30, 2016			
	Quoted prices in active markets for identical assets (Level 1) [1]	Significant other observable inputs (Level 2) [1]	Significant unobservable inputs (Level 3)	Fair Value
	(in thousands)			
Assets:				
Securities owned:				
Municipal obligations	$ —	$ 273,683	$ —	$ 273,683
Corporate obligations	4,853	122,885	—	127,738
Government and agency obligations	—	43,186	—	43,186
Agency MBS and CMOs	412	164,251	—	164,663
Non-agency CMOs and ABS	—	34,421	7	34,428
Total debt securities	5,265	638,426	7	643,698
Equity securities	8,044	1,489	—	9,533
Brokered certificates of deposit	—	35,206	—	35,206
Other investments [5]	11,805	—	45	11,850
Total securities owned	25,114	675,121	52	700,287
Deposits with clearing organizations:				
Government and agency obligations [2]	25,452	—	—	25,452
Other assets [3]	—	—	2,448	2,448
Total assets at fair value	$ 50,566	$ 675,121	$ 2,500	$ 728,187
Liabilities:				
Securities sold, but not yet purchased:				
Corporate obligations	$ 1,275	$ 29,791	$ —	$ 31,066
Government obligations	262,625	—	—	262,625
Agency MBS and CMOs	2,804	—	—	2,804
Total debt securities	266,704	29,791	—	296,495
Equity securities	16,189	—	—	16,189
Total securities sold, but not yet purchased	282,893	29,791	—	312,684
Derivative contracts [4]	—	17,769	—	17,769
Total liabilities at fair value	$ 282,893	$ 47,560	$ —	$ 330,453

(1) We had $2.8 million in transfers of securities from Level 1 to Level 2 during the year ended September 30, 2016. We had $0.9 million in transfers of securities from Level 2 to Level 1 during the year ended September 30, 2016. These transfers were a result of a decrease or increase, as applicable, in availability and reliability of the observable inputs utilized in the respective securities' fair value measurement. Our policy is that the end of each respective quarterly reporting period determines when transfers of securities between levels are recognized.

(2) Consists of deposits we provide to clearing organizations or exchanges that are in the form of marketable securities.

(3) Includes forward commitments to purchase GNMA or FNMA MBS arising from our fixed income public finance operations. See Notes 2 and 17 for additional information regarding the GNMA or FNMA MBS commitments.

(4) The balance reflects the DBRSUs which arose from our acquisition of Alex. Brown, see the discussion of the circumstances giving rise to this derivative in Note 15. The Derivative contracts are included in accrued compensation, commissions, and benefits in our Statement of Financial Condition.

(5) Other investments include $11.8 million of financial instruments that are related to obligations to perform under certain deferred compensation plans (see Note 2 for further information regarding these plans), and DB shares with a fair value of $11.8 million as of September 30,2016 which we hold as an economic hedge against DBRSU obligation.

Changes in Level 3 recurring fair value measurements

The realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

Additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2016 is presented below:

	Level 3 assets at fair value			
	Non-agency CMOs and ABS	Other Investments	Corporate Obligations	Other Assets
	(in thousands)			
Fair value September 30, 2015	$ 9	$ 45	$ 156	$ 4,975
Total losses for the year ended September 30, 2016 included in earnings	—	—	(137)	(2,527)
Purchases	—	—	75	—
Sales	—	—	(94)	—
Distributions	(2)	—	—	—
Transfers: (1)				
Into Level 3	—	—	—	—
Out of Level 3	—	—	—	—
Fair value September 30, 2016	$ 7	$ 45	$ —	$ 2,448
Change in unrealized losses related to securities held at September 30, 2016	$ 2	$ —	$ —	$ (2,527)

(1) Our policy is that the end of each respective quarterly reporting period determines when transfers of securities between levels are recognized.

Fair value option

The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on a security-by-security basis. As of September 30, 2016, we have elected not to choose the fair value option for any of our financial assets or liabilities not already recorded at fair value.

Additional disclosures about the fair value of securities that are not carried on the Statement of Financial Condition at fair value

Many, but not all, of the securities we hold are recorded at fair value in the Statement of Financial Condition.

The following represent securities in which the ending balance at September 30, 2016 is not carried at fair value, as computed in accordance with the GAAP definition of fair value (an exit price concept - refer to Note 2 for further discussion), on our Statement of Financial Condition:

Short-term securities: The carrying value of short-term securities, including cash and cash equivalents, cash segregated under to federal and other regulations and securities either purchased or sold under agreements to resell are recorded at amounts that approximate the fair value of these securities. These securities generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents and cash segregated under federal and other regulations are classified as Level 1. Securities either purchased or sold under agreements to resell are classified as Level 2 under the fair value hierarchy because they are generally variable rate securities collateralized by U.S. government or agency securities.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value and are classified as Level 2 and 3 under the fair value hierarchy.

Loans to financial advisors, net: These financial instruments are primarily comprised of loans provided to financial advisors or key revenue producers, primarily for recruiting, transitional cost assistance, and retention purposes. At September 30, 2016, the carrying value and fair value of the loans to financial advisors, net is $644.6 million and $541.2 million, respectively. Such loans are generally repaid over a five to eight year period, and are recorded at cost less an allowance for doubtful accounts. The fair value of loans to financial advisors, net, is determined through application of a discounted cash flow analysis, based on contractual maturities of the underlying loans discounted at current market interest rates. This methodology for estimating the fair value of these loans does not consider other market variables and, therefore, is not based on an exit price concept. Loans to financial advisors, net are classified as Level 3 under the fair value hierarchy.

Securities borrowed and securities loaned: Securities borrowed and securities loaned are recorded at amounts which approximate fair value and are primarily classified as Level 2 under the fair value hierarchy due to the availability of quoted prices in active markets for the underlying securities.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, and accrued expenses and liabilities are recorded at amounts that approximate fair value and are classified as Level 2 under the fair value hierarchy.

Other borrowings: The fair value of the mortgage note payable associated with the financing of our Saint Petersburg, Florida corporate offices is based upon an estimate of the current market rates for similar loans. At September 30, 2016, the carrying value and fair value of the mortgage note payable is $33.4 million and $34.5 million, respectively. The carrying amount of the remaining components of our other borrowings approximate their fair value due to the relative short-term nature of such borrowings, some of which are day-to-day. Under the fair value hierarchy, our other borrowings are classified as Level 2.

NOTE 6 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

	September 30, 2016	
	Securities owned, at fair value	Securities sold, not yet purchased at fair value
	(in thousands)	
Municipal obligations	$ 273,683	$ —
Corporate obligations	127,738	31,066
Government and agency obligations	43,186	262,625
Agency MBS and CMOs	164,663	2,804
Non-agency CMOs and ABS	34,428	—
Total debt securities	643,698	296,495
Equity securities	9,533	16,189
Brokered certificates of deposit	35,206	—
Other	11,850	—
Total	$ 700,287	$ 312,684

See Note 5 for additional information regarding the fair value of securities owned and securities sold, not yet purchased.

NOTE 7 – RECEIVABLES FROM AND PAYABLES TO BROKERAGE CLIENTS

Receivables from brokerage clients

Receivables from brokerage clients include amounts arising from normal cash and margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not included within any balances reflected on our Statement of Financial Condition. (See Note 12 for information regarding our use of a portion of this collateral in certain borrowing transactions). The amount receivable from clients is as follows:

	September 30, 2016
	(in thousands)
Brokerage client receivables	$ 2,425,608
Allowance for doubtful accounts	(502)
Brokerage client receivables, net	$ 2,425,106

Payables to brokerage clients

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment. The following table presents a summary of such payables:

	September 30, 2016
	(in thousands)
Brokerage client payables:	
Interest bearing	$ 4,078,400
Non-interest bearing	1,363,074
Total brokerage client payables	$ 5,441,474

Receivables from and payables to brokers-dealers and clearing organizations

	September 30, 2016	
	Receivables from brokers, dealers, and clearing organizations	Payables to brokers, dealers, and clearing organizations
	(in thousands)	
Securities failed to deliver/receive	$ 84,743	$ 141,491
Open transactions, net	—	20,583
Dividends and interest	6,321	17,090
	$ 91,064	$ 179,164

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition.

NOTE 8 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for RJFS, RJFSA and other affiliated entities. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect commissions and fees on behalf of such affiliates.

We participate with affiliates in certain revenue, expense, and tax sharing arrangements including being the beneficiary of a revenue assignment from Raymond James Insurance Group, Inc. ("RJIG"), a wholly owned general insurance agency broker-dealer subsidiary of RJF, which result in receivables from and payables to affiliates.

We participate with our Parent and affiliates in certain expense sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or our affiliates.

Receivables from affiliates of $11.1 million are included in other receivables on our Statement of Financial Condition at September 30, 2016.

Total payables to affiliates amounts to $948.9 million on our Statement of Financial Condition at September 30, 2016 and include amounts payable for these related party transactions conducted in the normal course of business. The payable to affiliate balance on our Statement of Financial Condition includes $827.8 million intercompany loan and interest payable to our Parent. We manage cash for our Parent which we have invested in cash and cash equivalents on its behalf in conjunction with our own cash management activities. The payable to affiliates balance also includes $119.1 million payable to the Parent attributable to deferred taxes. Additionally, the payable to affiliates balance at September 30, 2016 includes $1.9 million that we owe to other affiliates.

The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

At September 30, 2016, RJ&A had advanced $55.4 million for receivables related to trailing commissions from mutual funds and variable annuities/insurance products to RJFS.

NOTE 9 – PROPERTY AND EQUIPMENT

	September 30, 2016	
	(in thousands)	
Land	$	9,866
Buildings, leasehold and land improvements		3,711
Furniture, fixtures, and equipment		246,156
Software		231,086
Construction in process		171,185
		662,004
Less: Accumulated depreciation and amortization		(388,101)
Total property and equipment, net	$	273,903

NOTE 10 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Our goodwill and net identifiable intangible asset balances are as follows:

	September 30, 2016	
	(in thousands)	
Goodwill	$	312,154
Identifiable intangible assets, net		69,060
Total goodwill and identifiable intangible assets, net	$	381,214

Goodwill

Our goodwill as of September 30, 2016 results from the 2016 acquisition of Alex. Brown and our Parent's 2012 acquisition of Morgan Keegan & Company, Inc. ("MK & Co."), a wholly owned subsidiary of RJF. In fiscal year 2013, our Parent transferred certain MK & Co. operations and associated goodwill to us at amounts reflecting RJF's historical cost.

The following summarizes our goodwill by reporting unit:

	September 30, 2016	
Private client group	$	208,145
Capital markets		104,009
Total goodwill by reporting unit	$	312,154

As described in Note 2, goodwill is subject to an evaluation of potential impairment on an annual basis, or more often if events or circumstances indicate there may be impairment.

We performed our annual goodwill impairment testing, evaluating the balances as of December 31, 2015. We assign goodwill to reporting units. Our reporting units include a Private Client Group reporting unit comprised of our RJ&A domestic retail brokerage operations, and a Capital Markets reporting unit comprised of RJ&A Fixed Income and RJ&A Equity Capital Markets.

Qualitative Assessments

For each reporting unit that we performed qualitative assessments on, we determined whether it is more likely than not that the carrying value of the reporting unit, including the recorded goodwill, is in excess of the fair value of the reporting unit. In any instance in which we are unable to qualitatively conclude that it is more likely than not that the fair value of the reporting unit exceeds the reporting unit carrying value including goodwill, a quantitative analysis of the fair value of the reporting unit would be performed. Based upon the outcome of our qualitative assessments, we determined that no quantitative analysis of the fair value of any of the reporting units we elected to qualitatively analyze as of December 31, 2015 was required, and we concluded

that none of the goodwill allocated to any of those reporting units as of December 31, 2015 was impaired. No events have occurred since December 31, 2015 that would cause us to update this impairment testing.

Identifiable intangible assets, net

The following table sets forth our identifiable intangible asset balances by reporting unit, net of accumulated amortization:

	September 30, 2016	
Private client group	$	41,854
Capital markets	$	27,206
Total net identifiable intangible assets by reporting unit	$	69,060

Identifiable intangible assets by type are presented below:

	September 30, 2016				
	Gross carrying value		Accumulated amortization		Weighted average useful life
	(in thousands)				(in years)
Customer relationships	$	62,086	$	(3,770)	14
Trade name		2,210		(62)	3
Developed technology		3,300		(2,200)	5
Seller relationship agreements		5,300		(69)	6
Non-Compete agreement		2,332		(67)	3
Total	$	75,228	$	(6,168)	

NOTE 11 – OTHER BORROWINGS

Other borrowings consist of mortgage notes payable of $33.4 million at September 30, 2016 pertaining to mortgage loans on our corporate headquarters offices located in Saint Petersburg, Florida. These mortgage loans are secured by land, buildings, and improvements with a net book value of $44.7 million at September 30, 2016. These mortgage loans mature in January 2023.

There are no balances at September 30, 2016 for borrowings on secured or unsecured lines of credit.

Our other borrowings mature as follows based on their contractual terms:

	September 30, 2016	
	(in thousands)	
Fiscal 2017	$	4,578
Fiscal 2018		4,846
Fiscal 2019		5,130
Fiscal 2020		5,430
Fiscal 2021		5,748
Thereafter		7,659
Total	$	33,391

There were other collateralized financings outstanding in the amount of $193.2 million as of September 30, 2016. These other collateralized financings are included in Securities sold under agreements to repurchase on the Statement of Financial Condition. These financings are collateralized by non-customer, RJ&A-owned securities. See Note 12 for additional information regarding offsetting asset and liability balances as well as additional information regarding the collateral.

Borrowings and financing arrangements

The following table presents our available financing arrangements with third-party lenders and affiliates that we generally utilize to finance a portion of our fixed income trading securities held and the outstanding balances related thereto, as of September 30, 2016:

	September 30, 2016			
	Third parties	Affiliates	Total	Total number of counterparties
	($ in thousands)			
Financing arrangement:				
Committed secured[1]	$ 200,000	$ —	$ 200,000	2
Uncommitted secured [1][2][3]	1,800,000	160,000	1,960,000	9
Uncommitted unsecured [1][2][4]	350,000	—	350,000	5
Total financing arrangements	$ 2,350,000	$ 160,000	$ 2,510,000	16
Outstanding borrowing amount:				
Committed secured [1]	$ —	$ —	$ —	
Uncommitted secured [1][2][3]	185,226	—	185,226	
Total outstanding borrowing amount	$ 185,226	—	$ 185,226	

(1) Our ability to borrow is dependent upon compliance with the conditions in the various committed loan agreements and collateral eligibility requirements.

(2) Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

(3) Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities.

(4) Any borrowings on unsecured lines of credit are day-to-day and are generally utilized for cash management purposes.

The committed financing arrangements are in the form of either tri-party repurchase agreements or a secured line of credit. The uncommitted financing arrangements are in the form of secured lines of credit, secured bilateral or tri-party repurchase agreements, or unsecured lines of credit.

From time to time we purchase short-term securities under agreements to resell ("Reverse Repurchase Agreements") and sell securities under agreements to repurchase ("Repurchase Agreements"). We account for each of these types of transactions as collateralized financings with the outstanding balances on the Repurchase Agreements included in securities sold under agreements to repurchase. There were no outstanding balances on the committed Repurchase Agreements as of September 30, 2016. The uncommitted Repurchase Agreements (which are reflected in the table of financing arrangements above) were $185.2 million as of September 30, 2016. Such financings are generally collateralized by non-customer, RJ&A-owned securities. The required market value of the collateral associated with the committed secured facilities ranges from 102% to 125% of the amount financed.

NOTE 12 – DISCLOSURE OF OFFSETTING ASSETS AND LIABILITIES, COLLATERAL, ENCUMBERED ASSETS, AND REPURCHASE AGREEMENTS

Offsetting assets and liabilities

The following table presents information about the securities that are offset or subject to an enforceable master netting arrangement or other similar agreement as of the date indicated:

				Gross amounts not offset in the Statement of Financial Condition		
	Gross amounts of recognized assets (liabilities)	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Securities	Cash (received) paid	Net amount
			(in thousands)			
As of September 30, 2016:						
Assets						
Securities purchased under agreements to resell and other collateralized financings	$ 405,448	$ —	$ 405,448	$ (405,448) [1]	$ —	$ —
Securities borrowed	166,856	—	166,856	(163,199)	—	3,657
Total assets	$ 572,304	$ —	$ 572,304	$ (568,647)	$ —	$ 3,657
Liabilities						
Securities sold under agreements to repurchase	$ (193,229)	$ —	$ (193,229)	$ 193,229 [2]	$ —	$ —
Securities loaned	(656,913)	—	(656,913)	644,407	—	(12,506)
DBRSUs [3]	(17,769)	—	(17,769)	— [4]	—	$ (17,769)
Total liabilities	$ (867,911)	$ —	$ (867,911)	$ 837,636	$ —	$ (30,275)

(1) We are over-collateralized since the actual amount of securities pledged as collateral for securities purchased under agreements to resell and other collateralized financings amounts to $420.9 million as of September 30, 2016.

(2) We are over-collateralized since the actual amount of securities pledged as collateral for securities sold under agreements to repurchase amounts to $199.9 million as of September 30, 2016.

(3) This derivative liability arose from our acquisition of Alex. Brown. See the discussion of the circumstances giving rise to this liability in Note 3. As of September 30, 2016, we hold 900,000 of DB shares with a fair value of $11.8 million as an economic hedge against the DBRSUs. See additional discussion in Note 15.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset on the Statement of Financial Condition, these transactions are included in the preceding table.

Collateral and deposits with clearing organizations

We receive cash and securities as collateral, primarily in connection with Reverse Repurchase Agreements, securities borrowed, and client margin loans (see Note 7 for additional information).

In many cases, we are permitted to deliver or repledge securities we have received as collateral, for our own use in our repurchase agreements, securities lending agreements, other secured borrowings, satisfaction of deposit requirements with clearing organizations, or otherwise meeting either our, or our clients, settlement requirements.

The table below presents securities at fair value, that we received as collateral, are not included on our Statement of Financial Condition, and that were available to be delivered or repledged, along with the balances of such securities that were used to deliver or repledge, to satisfy one of our purposes described above:

	September 30, 2016	
	(in thousands)	
Collateral we received that is available to be delivered or repledged	$	2,673,433
Collateral that we delivered or repledged	$	1,454,551 (1)

(1) The collateral delivered or repledged as of September 30, 2016, includes client margin securities which we pledged with a clearing organization in the amount of $389.3 million which were applied against our requirement of $203.3 million.

Encumbered assets

We pledge certain of our trading security assets to collateralize either Repurchase Agreements, other secured borrowings, or to satisfy our settlement requirements, with counterparties who may or may not have the right to deliver or repledge such securities.

The table below presents information about the fair value of our assets that have been pledged for one of the purposes described above:

	September 30, 2016	
	(in thousands)	
Securities owned, at fair value, pledged to counterparties that:		
Had the right to deliver or repledge	$	583,312
Did not have the right to deliver or repledge	$	18,788 (1)

(1) Assets delivered or repledged as of September 30, 2016 includes securities which we pledged with a clearing organization in the amount of $18.8 million which were applied against our requirement of $203.3 million (client margin securities we pledged which are described in the preceding table constitute the remainder of the assets pledged to meet the requirement).

Repurchase agreements, repurchase-to-maturity transactions and securities lending transactions accounted for as secured borrowings

We enter into Repurchase Agreements where we sell securities under agreements to repurchase and also engage in securities lending transactions. These activities are accounted for as collateralized financings. Our Repurchase Agreements would include "repurchase-to-maturity" agreements, which are repurchase agreements where a security is transferred under an agreement to repurchase and the maturity date of the repurchase agreement matches the maturity date of the underlying security, if any, that we are a party to as of period-end. As of September 30, 2016, we did not have any "repurchase-to-maturity" agreements. See Note 2 for a discussion of our respective Repurchase Agreement and securities borrowed and securities loaned accounting policies.

The following table presents the remaining contractual maturity of securities under agreements to repurchase and securities lending transactions accounted for as secured borrowings:

As of September 30, 2016:	Overnight and continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total
			(in thousands)		
Repurchase agreements					
Government and agency obligations	$ 92,804	$ 6,252	—	—	$ 99,056
Agency MBS and CMOs	92,422	1,751	—	—	94,173
Total Repurchase Agreements	185,226	8,003	—	—	193,229
Securities lending					
Equity securities	656,913	—	—	—	656,913
Total	$ 842,139	$ 8,003	$ —	$ —	$ 850,142

Gross amounts of recognized liabilities for repurchase agreements and securities lending transactions included in the Offsetting Assets and Liabilities table included within this footnote	$ 850,142
Amounts related to repurchase agreements and securities lending transactions not included in the Offsetting Assets and Liabilities table included within this footnote	$ —

We enter into Repurchase Agreements and conduct securities lending activities as components of the financing of certain of our operating activities. In the event the market value of the securities we pledge as collateral in these activities declines, we may have to post additional collateral or reduce the borrowing amounts. We monitor such levels daily.

NOTE 13 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2016
	(in thousands)
Deferred tax assets:	
Accrued expenses	$ 22,968
Deferred compensation	100,517
Accelerated depreciation	4,767
Other intangible assets	8,060
Other	5,946
Total deferred tax assets	142,258
Deferred tax liabilities:	
Goodwill	(23,120)
Total deferred tax liabilities	(23,120)
Net deferred tax assets	$ 119,138

No valuation allowance associated with our deferred tax asset is required at September 30, 2016, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

As of September 30, 2016, accrued interest and penalties included in the unrecognized tax benefits liability was approximately $1.7 million.

We anticipate that the uncertain tax position balance may decrease by $1.3 million over the next twelve months.

The results of our operations are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2014 for federal tax returns and fiscal year 2012 for state and local tax returns. The various state audits in process are expected to be completed in fiscal year 2017.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business we enter into commitments for either fixed income or equity underwritings. As of September 30, 2016, we had seven of such open underwriting commitments, all of which were subsequently settled in open market transactions at amounts which approximate the carrying value of the commitments in our Statement of Financial Condition as of September 30, 2016.

As part of our recruiting efforts, we offer loans to prospective financial advisors and certain key revenue producers primarily for recruiting, transitional cost assistance and retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These commitments are contingent upon certain events occurring including, but not limited to, the individual joining us. As of September 30, 2016, we had made commitments through the extension of formal offers totaling $67.6 million that had not yet been funded, however it is possible that not all of our offers will be accepted and therefore we would not fund the total amount of the offers extended. As of September 30, 2016, $31.3 million of the total amount extended are unfunded commitments to prospects that had accepted our offer, or recently hired producers.

All of the elements of contingent consideration arising from the Alex. Brown acquisition could only result in a return of a portion of our purchase price paid at closing, are described in Note 3.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase GNMA or FNMA MBS. (See the discussion of these activities within "securities owned, securities sold but not yet purchased and fair value" in Note 2). At September 30, 2016, we had approximately $821.4 million principal amount of outstanding forward MBS purchase commitments which are expected to be purchased over the following 90 days. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and the date of sale of the MBS, we enter into TBA security contracts with investors for generic MBS securities at specific rates and prices to be delivered on settlement dates in the future. These TBA securities are accounted for at fair value and are included in Agency MBS securities in the table of assets and liabilities measured at fair value included in Note 5, and at September 30, 2016 aggregate to a net liability having a fair value of $3.1 million. The estimated fair value of the purchase commitment is a $2.4 million asset balance as of September 30, 2016.

Legal matter contingencies

In addition to the matters specifically described below, in the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business.

We cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

We contest liability and/or the amount of damages as appropriate in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. While we have identified below certain proceedings that we believe could be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters.

Excluding contingent liabilities arising out of the matters specifically described below, as of September 30, 2016, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $4.5 million in excess of the accrued liability (if any) related to these matters.

Subject to the foregoing, we believe, after consultation with counsel and consideration of the accrued liability amounts included in the accompanying financial statement, that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

Other matters

We and one of our financial advisors are named defendants in various lawsuits related to an alleged fraudulent scheme conducted by Ariel Quiros ("Quiros") and William Stenger ("Stenger") involving the misuse of EB-5 investor funds in connection with the Jay Peak ski resort in Vermont ("Jay Peak") and associated limited partnerships. Plaintiffs in the lawsuits allege that Quiros misused $200 million of the amounts raised by the limited partnerships and misappropriated $50 million for his personal benefit. There are six civil court actions pending in which we or one of our subsidiaries are named. The plaintiffs variously demand, among other things, compensatory damages, treble damages under the Racketeer Influenced and Corrupt Organizations Act ("RICO") and punitive damages.

Given the early stage of the cases, the complexity of the forensic accounting necessary to determine the amount of actual investor losses, the identification and availability of any assets for recovery by the plaintiffs and the potential for insurance coverage, a range of possible loss in excess of the amount accrued cannot be estimated. While there can be no assurance that we will be successful, we intend to vigorously defend the claims against us.

NOTE 15 – SHARE-BASED AND OTHER COMPENSATION PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJ&A based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service, at age 65 or if a participant separates from service due to death or disability.

RJ&A participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

RJF also maintains other non-qualified deferred compensation plans for the benefit of certain employees that provide a return to the participating employees based upon the performance of various referenced investments. Under these plans, RJF invests directly, as a principal, in such investments related to its obligations to perform under the deferred compensation plans. We are no longer awarding contributions for these plans.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJ&A may grant options to select employees. These options are exercisable in the 36th to 84th months following the date of grant and only in the event that the grantee is an employee of ours or, during the 45-day post-termination period, or disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted during the fiscal year ended September 30, 2016:

Dividend yield	1.41%
Expected volatility	28.85%
Risk-free interest rate	1.64%
Expected lives (in years)	5.4

The dividend yield assumption is based on RJF's declared dividend as a percentage of the stock price at the date of the grant. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, (3) the implied volatility of option contracts of RJF stock, and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

A summary of option activity for grants to RJ&A's employees for the fiscal year ended September 30, 2016 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2015	2,736,961	$ 41.79		
Granted	350,023 [(1)]	56.46		
Exercised	(373,504)	29.09		
Forfeited	(55,210) [(1)]	46.53		
Outstanding at September 30, 2016	2,658,270	$ 45.41	3.56	$ 34,020
Exercisable at September 30, 2016	393,141	$ 31.24	1.23	$ 10,603

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The following stock option activity occurred under RJF's Stock Incentive Plan for grants made to RJ&A employees during the fiscal year ended September 30, 2016 (in thousands, except for per option amounts):

Weighted-average grant date fair value per option	$ 13.96
Total intrinsic value of stock options exercised	$ 9,618
Total grant date fair value of stock options vested	$ 4,702

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted stock awards to certain RJ&A employees. The determination of the number of units or shares to be granted is determined by the Corporate Governance, Nominating and Compensation Committee of the Board of Directors. Under the plan, the awards are generally restricted for a three to five year period, during which time the awards are forfeitable in the event of termination other than for death, disability or retirement. The following activity occurred during the fiscal year ended September 30, 2016:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2015	3,825,493	$ 40.99
Granted	856,042 (1)	56.66
Vested	(791,098)	33.43
Forfeited	(135,544) (1)	38.49
Non-vested at September 30, 2016	3,754,893	$ 46.23

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The total fair value of shares and unit awards vested under this plan during the fiscal year ended September 30, 2016 was $26.5 million.

Restricted stock awards associated with Alex. Brown

As part of our acquisition of Alex. Brown, we assumed certain DBRSU awards, including the associated plan terms and conditions. The DBRSU awards contain performance conditions based on Deutsche Bank and subsidiaries attaining certain financial results and will ultimately be settled in DB common stock, as traded on the NYSE, provided the performance metrics are achieved. These awards are generally restricted for a three to six year period from their grant date, during which time the awards are subject to forfeiture in the event of termination other than for death, disability or retirement. The DBRSUs are accounted for as a derivative.

On the Alex. Brown closing date, we assumed 1,357,449 of DBRSUs, none of which have either vested, or been forfeited, during the remainder of the fiscal year ended September 30, 2016. The per unit fair value of the DBRSUs at the Alex. Brown closing date was $14.90 per unit, and the DBRSUs per unit fair value as of September 30, 2016 was $13.09.

As of September 30, 2016, there was a $15.2 million prepaid compensation asset included in prepaid expenses and other assets in our Statement of Financial Condition related to these DBRSUs. As of September 30, 2016, there was a $17.8 million derivative liability included in accrued compensation, commissions and benefits in our Statement of Financial Condition based on an estimated weighted-average fair value of DB shares of $13.09.

We hold 900,000 shares of DB stock as of September 30, 2016 as an economic hedge against this obligation, such shares are included in other assets on our Statement of Financial Condition.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

Employee investment funds

Certain key employees participate in RJF's EIF Funds, which are limited partnerships that invest in certain of our merchant banking and venture capital activities and other unaffiliated venture capital limited partnerships. RJF made non-recourse loans to these key employees for two-thirds of the purchase price per unit. All of these loans have been repaid.

NOTE 16 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $1 million or two percent of aggregate debit items arising from client balances. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items.

Our net capital position is as follows:

	September 30, 2016 (in thousands)
Net capital as a percent of aggregate debit items	19.61%
Net capital	$ 512,594
Less: required net capital	(52,287)
Excess net capital	$ 460,307

At September 30, 2016, our deposit requirement for the proprietary accounts of introducing brokers was $4.2 million.

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of September 30, 2016, we have met this requirement.

Through membership in the NFA, we are regulated by the CFTC. Because we do not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery, or perform custodian functions relating to such commodities or contracts, we do not perform the daily computations of the segregation requirements of Section 4d(a)(2) (and Regulation 30) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations, nor do we perform the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

NOTE 17 – SECURITIES WITH OFF-BALANCE SHEET RISK

In the normal course of business, we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

In a number of instances in the discussions that follow, reference is made to collateral. Note 12 provides additional information regarding the recorded balances in the Statement of Financial Condition and the collateral balances related thereto.

We also act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then lend them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. We measure the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $87.5 million and $49.1 million at September 30, 2016, respectively. The contract value of securities borrowed and securities loaned was $89.4 million and $54.9 million, respectively, at September 30, 2016. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), we may incur a loss if the market value of the security is different from the contract amount of the transaction.

We have also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which we have received cash or other collateral. The market value of securities loaned was $595.3 million at September 30, 2016. The contract

value of securities loaned was $602.0 million at September 30, 2016. If a borrowing institution or broker-dealer does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the collateral received from the financial institution or the broker-dealer.

We have sold securities that we do not currently own and will, therefore, be obligated to purchase such securities at a future date. We have recorded $312.7 million at September 30, 2016, which represents the market value of such securities (see Notes 5 and 6 for further information). We are subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year-end. We utilize short positions on government obligations and equity securities to economically hedge long inventory positions.

We enter into security transactions on behalf of our clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying security. The contractual amounts related to these securities reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular security. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The majority of our transactions and, consequently, the concentration of our credit exposure is with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. We seek to control our credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase GNMA or FNMA MBS. See Notes 2 and 14 for information on these commitments. We utilize TBA security contracts to hedge our interest rate risk associated with these commitments. We are subject to loss if the timing of, or the actual amount of, the MBS securities differs significantly from the term and notional amount of the TBA security contracts we enter into.

NOTE 18 – SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 23, 2016. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM